NETTRON.COM, INC.
#208 — 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9

INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Nettron.com, Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on April 14, 2005 at 2:00 p.m., Vancouver time, and at any adjournment thereof for the purposes set out in the accompanying Notice Of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. Pursuant to National Instrument 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares (“Common Shares”) of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the date of this Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

A shareholder has the right to designate a person (who need not be a shareholder of the Corporation) other than Douglas E. Ford and Larry F. Robb the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper instrument of proxy and, in either case, depositing the instrument of proxy with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation:

(a)	at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(b)	at the registered office of the Corporation, 3100, 324 — 8th Avenue S.W., Calgary, Alberta, T2P 2Z2, at any time up to and including the last business day preceding the day of the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(c)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting and voting his or her shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (formerly Independent Investor Communications Corporation) (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The only outstanding securities of the Corporation carrying voting rights are the Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof 6,435,376 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one (1) vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the Board of Directors of the Corporation to be March 14, 2005 (the “Record Date”), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a) such person transfers his or her Common Shares after the Record Date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders list for the Meeting.

The by-laws of the Corporation provide that two (2) persons present and representing, in person or by proxy, not less than ten percent (10%) of the issued shares entitled to vote constitute a quorum for meetings of shareholders of the Corporation.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs ten percent (10%) or more of the outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be placed before the Meeting are those matters set forth in the Corporation’s accompanying Notice of Meeting relating to: (i) receipt of the audited financial statements of the Corporation for the periods ended March 31, 2002, March 31, 2003 and March 31, 2004 and the Auditor’s Reports thereto; (ii) the fixing of the number of directors to be elected at the Meeting at five (5) and the election of directors until the next annual meeting of shareholders; (iii) the appointment of auditors; (iv) the ratification of the Corporation’s amendment to the incentive stock option plan (as hereinafter defined); (v) the ratification of the Corporation’s additional U.S. incentive stock option plan (as hereinafter defined); (vi) the ratification of the Corporation’s issuance of shares for debt; (vii) the ratification of the Corporation’s acquisition of the Licence; (viii) the ratification of the Corporation’s private placement of convertible debentures; (ix) the approval of the special resolution to amend the articles (the “Articles”) of the Corporation to change the name of the Corporation; and (x) the approval of the special resolution to amend the Articles of the Corporation to effectuate the 3 for 1 share consolidation.●

Election of Directors

There are presently five (5) directors of the Corporation, each of whose term of office shall expire at the termination of the Meeting unless such director is re-elected as a director at the Meeting.

It is proposed that the number of directors to be elected at the Meeting be set at five (5), and that the persons named below will be nominated at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if, for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the Corporation’s next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees.

Number of
	Principal		Common Shares
Name and Municipality	Occupation during	Director	Beneficially Owned
of Residence	the Last Five Years	Since	or Controlled
Douglas E. Ford(3) West Vancouver, BC Secretary, Director and Acting President	General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm from 1986 to present; Vice-President of Operations, Bugaboos Eyewear Corp 1998 to 2000.	March, 1996	200,000 Common Shares

Edward D. Ford(1) Whistler, BC Vice-President, Finance and Director	Vice-President, Finance of the Corporation since May, 1998 and President of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	May, 1998	175,080 Common Shares

Gary E. Read(1) Delta, BC Director	Retired, founding Vice-President, Western Canada of Holiday House, a wholesale travel company.	May, 1997	14,400 Common Shares

Larry F. Robb Wichita Falls, TX Director	Retired	March 21, 2002	589,350 Common Shares

Malcolm E. Rogers, Jr.(1) Seattle, WA Director	Self employed business consultant since March 2000	March 21, 2002	575,000 Common Shares

Notes:

(1) Audit Committee member.
(2) The Corporation does not have an Executive Committee.

(3)	Effective July 15, 2004, M. Glen Kertz resigned as President of the Corporation. Accordingly, Douglas E. Ford is the Acting President.

Appointment of Auditors

The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the appointment of Charlton & Company, Chartered Accountants, as auditors of the corporation at a remuneration to be fixed by the board of directors. Charlton & Company, Chartered Accountants, have been the auditors of the Corporation since August 12, 2003.

Amendment to Incentive Stock Option Plan

Pursuant to the Corporation’s Incentive Stock Option Plan, as amended (the “Plan”), a total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by a stock exchange on which the Corporation may list its Common Shares and any other regulatory authority (the “Relevant Regulatory Authority”). The Plan also provides that no option shall be granted to any person except on the recommendation of the Directors of the Corporation. Stock options granted under the Plan may not be for a period longer than five years. As of the date hereof, 100,000 options are outstanding with an expiry date of March 27, 2005 and a weighted average exercise price of $2.00. All options are exercisable on a 1:1 basis and all options issued prior to March 31, 1999 have been cancelled. The Plan is eligible to all non-U.S. residents. The board of directors of the Corporation is of the opinion that it is in the best interest of the Corporation to amend the Plan such that the number of Common Shares reserved for stock options under the Plan and the U.S. Plan (as hereinafter defined), in aggregate, shall equal ten percent (10%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis, and such reservation shall increase or decrease as the number of issued and outstanding Common Shares of the corporation changes. At the Meeting, the shareholders will be asked to consider and, if thought fit, pass the following resolution:

●●●

“BE IT RESOLVED THAT:

(1)	The incentive stock option plan (the “Plan”) of the Corporation in the form set forth in Schedule “A” to the information circular of the Corporation dated March 15, 2005 be amended by replacing the text of Section 4 from the Plan with the following text:

The number of Common Shares reserved for stock options under this Plan and the 2004 U.S. Stock Option Plan (the “U.S. Plan”), in aggregate shall equal ten percent (10%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis, and such reservation shall increase or decrease as the number of issued and outstanding Common Shares of the Corporation changes. The aggregate number of Common Shares reserved for issuance to any one (1) individual shall not exceed five percent (5%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis. Any Common Shares not purchased prior to the expiration of an option granted hereunder may thereafter be reallocated in accordance with he provisions of the Plan and the U.S. Plan as may be applicable.

(2)	Any one director or officer of the Corporation be authorized to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.”

(3) The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders, if they consider it in the best interests of the Corporation to do so.

The foregoing resolution must be passed by a majority of the votes cast by shareholders who vote on the resolution at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the foregoing resolution, unless otherwise directed in the Instrument of Proxy. If the amended Plan is not ratified by the shareholders, the Corporation will have to consider other methods of compensating and providing incentives to directors, officers, employees, consultants and other personnel.

Ratification of New Stock Option Plan

The board of Directors of the Corporation is of the opinion that it is in the best interests of the Corporation to adopt an additional incentive stock option plan which will only be applicable to recipients resident in the United States of America (the “U.S. Plan”). The number of Common Shares reserved for stock options under the U.S. Plan in addition to the existing Plan, in aggregate, shall equal ten percent (10%) of the issued and outstanding common shares of the Corporation on a non-diluted basis, and such reservation shall increase or decrease as the number of issued and outstanding common shares of the corporation changes. The aggregate number of Common Shares reserved for issuance to any one (1) individual shall not exceed five percent (5%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis. Any Common Shares not purchased prior to the expiration of an option granted hereunder may thereafter be reallocated in accordance with he provisions of the Plan and the U.S. Plan as may be applicable.

The U.S. Plan shall be in the form attached as Schedule “B” hereto. A

t the Meeting, the shareholders will be asked to consider and, if thought fit, pass the following resolution:

“BE IT RESOLVED THAT:

(1)	The incentive 2004 U.S. stock option plan (the “U.S. Plan”) of the Corporation in the form set forth in Schedule “B” to the information circular of the Corporation dated March 15●, 2005 is hereby ratified and approved. ●

(2)	Any one director or officer of the Corporation be authorized to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.”

(3)

The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders, if they consider it in the best interests of the Corporation to do so.

The foregoing resolution must be passed by a majority of the votes cast by shareholders who vote on the resolution at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the foregoing resolution, unless otherwise directed in the Instrument of Proxy. If the U.S. Plan is not ratified by the shareholders, the Corporation will have to consider other methods of compensating and providing incentives to U.S. resident directors, officers, employees, consultants and other personnel.

Issuance of Shares for Debt

The Corporation has accumulated liabilities of US$180,025 through advances from shareholders, directors, their affiliates as well as from the receipt of goods and services in the normal course of trade, some of which were provided by arms length independent parties. The Corporation has proposed that those liabilities be satisfied by the issuance of up to 3,600,500 (post-consolidation) Common Shares valued at US$0.05 per share. As a result, management of the Corporation will place before the Meeting the following resolution relating to the issuance of shares for debt:

“BE IT RESOLVED THAT:

(1)	The Corporation’s issuance of up to 3,600,500 common shares at US$0.05 per share on a post-consolidated basis to certain shareholders, directors, their affiliates and to arms length independent parties in satisfaction of outstanding liabilities is hereby ratified and approved.

(2)	Any one director or officer of the Corporation be authorized to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

(3)	The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders, if they consider it in the best interests of the Corporation to do so.”

The foregoing resolution must be passed by a majority of the votes cast by shareholders who vote on the resolution at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the foregoing resolution, unless otherwise directed in the Instrument of Proxy. If the issuance of shares for debt is not ratified by the shareholders, the Corporation may not proceed with the issuance of shares for debt and will have to find other alternatives to satisfy the Corporation’s accumulated liabilities.

Licence Acquisition

The Corporation has reached an agreement in principle with an arms length party (the “Licensor”), whereby the Corporation, will acquire an exclusive worldwide licence to the Licensor’s technologies, as described below (the “Licence”), subject to the satisfactory completion of due diligence by the Corporation and approval of the acquisition terms by the Corporation’s shareholders. As of the date hereof, there have not been any sales in respect of any of the technologies. Details of the technologies are as follows:

Skincare System

The skincare system (US Patent Pending, file no: 10/890041) is a personal hygiene product designed to facilitate action of skin cleansers lifting deep-seated impurities locked in skin pores; exfoliate the surface of the epidermis; improve the transfer of skin nutrients from epidermal creams; increase blood circulation and open blood vessels in applied areas; stimulate the body’s natural processes to speed healing & boost immunity, enhance collagen formation/repair, and delay/minimize the skin’s natural tendency to wrinkle

The technology utilizes specific frequencies of ultrasonic vibrations and interchangeable attachments to achieve the desired results. The system is compact, self-contained and powered by a rechargeable battery, much like an ultrasonic toothbrush. The skincare system is provided with disposable pads that easily snap onto the application head. It can be used with water or with any cleaning soap that is intended for facial use. It will be sold with special soaps/cleansers/creams designed to maximize the desirable effects.

The Duster

Connecting to standard vacuum cleaners, the duster (US Patent Pending, file no. 60/552825) is a multi-purpose dusting and cleaning (non-motorized) vacuum attachment that specializes in blinds and shutters. Dusting and cleaning blinds or shutters are very time-consuming, labor-intensive tasks.

The duster is ergonomically designed and functions proficiently with a sophisticated dual impeller system. The negative air pressure creates a powerful rotation of a soft statically charged brush system. The dust particles on the long fibers of the brush rotate with the brush and travel to the inside of a cover where the brush fibers hit a receptacle, knocking the dust particles free from the brush and allowing them to be sucked up the vacuum hose. The brush material is such that it develops a slight electrostatic charge as it rotates, working similar to an electromagnet. Unlike most or all other dusters, the duster removes the dust particles from the environment rather than displacing them into the air.

Specializing in Venetian-type blinds, the duster is also an efficient, way to clean items that have difficult, uneven and/or textured surfaces like computer keyboards, piano keys, lampshades, chandeliers, picture frames, TV and computer screens and vehicle dashboards.

The Garden Kit

The garden kit is designed to take advantage of the Licensor’s proprietary Plant Tissue Culture (PTC) and offers, direct to the consumer, an easy to use kit featuring plants not readily available in the marketplace. These plants are of superior quality with guaranteed “As Advertised” traits and have significantly improved “fresh life” span. The Plant Tissue Culture (PTC) process allows select plants to be replicated without genetic manipulation.

PTC or ‘micro-propagation’ is a laboratory process that allows for the rapid production of mass quantities of genetically identical plants. Individually packaged cut herbs have a shelf life of approximately seven days and vendors will “write-off” 20% of inventory due to perishable losses. Furthermore, for the vendor, the entire process of maintaining the herbs is labor-intensive, requiring constant monitoring of quality, rotating inventory and physical disposal of the perished herbs. Alternatively, the garden kit is a live product and has a shelf life of three (3) to six (6) months. The garden kit only requires ambient light to survive, with no watering and no maintenance.

The individually packaged cut herbs offered in grocery shops today are always standard herbs such as basil, mint, thyme, rosemary, parsley and cilantro. The garden kit can supply all the standard herbs. For the same cost as standard herbs, the garden kit can produce exotic herbs like lemon basil, lime basil, grapefruit mint, chocolate mint and other exotic herbs. These rare and normally expensive herbs can be produced inexpensively year round with the garden kit technology. The garden kit offers the vendor year round supply with year round price stability to the grocer.

As mentioned previously, herbs and exotic herbs will be the first markets pursued. However, there is also the potential of the garden kit distributing live vegetables, plants and exotic plants to market. Consumers could purchase a high quality head of lettuce or endive that is still growing and alive when taken home. The consumer could place the vegetable on the windowsill and watch it grow, maintenance-free, for 3 to 6 months or simply plant it outside.

The agreement regarding the License calls for the Corporation to issue up to 20,000,000 Common Shares an a post consolidated basis to the Licensor and its affiliates, and to pay the Licensor an ongoing royalty (the “Royalty”) in the amount of $US 0.75 cents for each duster sold, $US 3.75 for each skin care system sold and 3.75% of the suggested retail price or 7.5% of wholesale price, whichever is the greater on all future products.

As a result, management of the Corporation will place before the Meeting the following resolution relating to the Licence acquisition:

“BE IT RESOLVED THAT:

(1)	The Corporation’s issuance of up to 20,000,000 Common Shares, on a post consolidated basis to the Licensor and its affiliates in consideration for the acquisition of the Licence; is hereby ratified and approved.

(2)	Pursuant to acquisition of the Licence, the Corporations’ payment of the Royalty to the Licensor is hereby ratified and approved.

(3)	Any one director or officer of the Corporation be authorized to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

(4)	The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders, if they consider it in the best interests of the Corporation to do so.”

The foregoing resolution must be passed by a majority of the votes cast by shareholders who vote on the resolution at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the foregoing resolution, unless otherwise directed in the Instrument of Proxy. If the acquisition of the License is not ratified by the shareholders, the Corporation may not proceed with the acquisition.

Private Placement

Subject to the Corporation completing the acquisition of the License, it will be necessary to raise working capital to finance completion of development of the products and to commence marketing and sales of same. The Corporation will undertake a private placement of convertible debenture notes (the “Notes”) on a post consolidated basis, pursuant to the following terms:

Principal: $US 1,500,000 [2 closings];

Term: 1 year;

Interest: 8% annually payable upon maturity;

(a) The

Notes are convertible (at the option of the holder) into units (the “Units”) based upon the trading price of the Common Shares at the time of conversion less a 30% discount;

Each Unit consists of one Common Share and one “A” warrant and one “B” warrant. Three “A” warrants and $US 0.50 purchase one additional Common Share for two years. Three “B” warrants and $US 0.75 purchase one additional Common Share for two years;

If the Common Shares are trading above $US 1.50 per share for more than 30 consecutive days, the Corporation can redeem the Notes upon 14 days notice;

The Corporation undertakes to file an SB-2 Registration Statement in the U.S. to register the Common Shares underlying the Notes and all warrants within 60 business days of the first closing. Failure of the Corporation to file will result in a 2% penalty per month; and

(h)	Pursuant to the aforementioned terms of the private placement, the Corporation agrees to pay a finders fee of 10% in cash plus 500,000 Common Shares, and 300,000 compensation warrants exercisable into Common Shares at $US 0.50 per share and 500,000 compensation warrants exercisable into Common Shares at $US 0.75 per share.

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, pass the following ordinary resolution:

●●

“BE IT RESOLVED THAT:

(1)	The private placement of convertible debenture notes • ●• as described in the information circular of the Corporation dated March 15, 2005, ●●is hereby authorized and approved, subject to regulatory approval.

(2)	Any one director or officer of the Corporation be authorized to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

(3)	The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders, if they consider it in the best interests of the Corporation to do so.”

It is the intention of the management designees, if named as proxy, to vote for the approval of the Private Placement, unless otherwise directed in the instrument of proxy. If the above resolution is not approved, the Corporation may not proceed with the Private Placement.

Name Change of the Corporation

The directors of the Corporation believe it is in the best interests of the Corporation to change its name. Subject to approval of the appropriate regulatory authorities, it is proposed that the name of the Corporation be changed from Nettron.Com, Inc. to Enatron Marketing Group Inc., or such other name as the directors of the Corporation may determine, subject to regulatory approval.

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, pass the following special resolution:

“BE IT RESOLVED THAT:

(1)	Pursuant to section 173(1)(a) of the Business Corporations Act (Alberta), the Corporation change its name to Enatron Marketing Group Inc., or such other name as the directors of the Corporation in their sole discretion determine, subject to regulatory approval;

(2)	Any one (1) director or officer of the Corporation is hereby authorized to do all things and to execute all documents and instruments as in his opinion may be necessary or advisable to give full force and effect to the foregoing; and

(3)	The directors of the Corporation may, pursuant to Section 173(2) of the Business Corporations Act (Alberta), revoke this special resolution before it is acted upon without further approval of the shareholders.”

The foregoing special resolution must be passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who vote on this resolution at the Meeting either in person or by proxy.

It is the intention of the management designees, if named as proxy, to vote for the approval of the change of name of the Corporation, unless otherwise directed in the instrument of proxy. If the above special resolution is not approved, the Corporation will not proceed with the name change. The name change may also be subject to approval by a Relevant Regulatory Authority.

Three for One Share Consolidation

●The directors of the Corporation believe that it is in the best interests of the Corporation to undertake a consolidation of the Common Shares of the Corporation on a three for one basis. At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, pass the following special resolution:

“BE IT RESOLVED THAT:

(1)	Pursuant to section 173(1)(f) of the Business Corporations Act (Alberta), the number of issued and outstanding common shares of the Corporation be changed by consolidating the issued and outstanding Common Shares of the Corporation on the basis that every three (3) Common Shares outstanding before the consolidation shall be consolidated into one (1) Common Share after the consolidation; provided that, if as a result of such consolidation, a holder of Common Shares of the Corporation is entitled to receive a fraction of a Common Share, then in respect of such fraction, the holder shall be entitled to receive that number of Common Shares equal to the nearest whole number of Common Shares to be issued, with a fraction of one-half or greater rounded up.

(2)	Any one (1) director or officer of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

(3)	The directors of the Corporation may, pursuant to Section 173(2) of the Business Corporations Act (Alberta), revoke this special resolution before it is acted upon without further approval of the shareholders.”

The foregoing special resolution must be passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who vote on this resolution at the Meeting either in person or by proxy.

It is the intention of the management designees, if named as proxy, to vote for the approval of the three for one share consolidation of the Corporation, unless otherwise directed in the instrument of proxy. If the above special resolution is not approved, the Corporation will not proceed with the three for one share consolidation. The share consolidation may also be subject to approval by a Relevant Regulatory Authority.

EQUITY COMPENSATION PLANS

Other than the Plan, details of which are provided below, the Corporation does not have any compensation plans under which equity securities of the Corporation (being Common Shares) are authorized for issuance. The following table sets forth information regarding the Corporation’s equity compensation plan as of the date hereof:

Number of
securities
remaining available
for future issuance
	Number of Common		under equity
	Shares to be issued	Weighted-average	compensation plans
	upon exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
	and rights	and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders, being the Stock Option Plan	Nil	$Nil	Nil

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total

The Plan currently provides that the board of directors of the Corporation may from time to time, in its discretion, grant to directors, officers, employees and other key personnel of the Corporation, or any of its subsidiaries, or corporations wholly-owned and controlled by such individuals, in connection with their employment or position, an option to purchase Common Shares, subject to any limitations contained in the Plan. The board of directors is authorized to provide for the grant and exercise of options on such terms (which may vary between options) as they shall determine. All decisions and interpretations made by the board of directors are binding and conclusive on the Corporation and on all persons eligible to participate in the Plan. Currently, the number of Common Shares reserved for issuance under the Plan equal ten percent (10%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis, and such reservation will increase or decrease as the number of issued and outstanding Common Shares of the Corporation changes.

The aggregate number of Common Shares reserved for issuance to any one individual will not exceed five percent (5%) of the issued and outstanding Common Shares of the Corporation on a non-diluted basis. ●The Plan provides that the terms of the option and the option price shall be fixed by the directors subject to the price restrictions imposed by the Exchange. Stock options granted under the Plan may not be for a period of longer than five (5) years and the exercise price must be paid in full upon exercise of the option. All options issued prior to March 31, 1999 were cancelled.●

COMPENSATION OF EXECUTIVE OFFICERS

For the purpose of this section, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Corporation or acted in a similar capacity during the most recently completed financial year. A “Named Executive Officer” means each CEO each CFO each of the Corporation’s three (3) most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year of the Corporation and whose total salary and bonus exceeds $150,000; and any additional individuals (other than the CEO and CFO) for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Summary Compensation Table

The following table sets forth detailed compensation information for the Named Executive Officers for the three (3) most recently completed financial years of the Corporation.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
					Common Shares Under
				Other Annual	Options or SARs
				Compensation(1)	Granted(4)	Shares or Units Subject to	LTIP	All Other
Name and		Salary	Bonus			Resale Restriction	Payouts(5)Compensation
Principal Position	Year Ended April 30	($)	($)	($)	(#)	($)	>	($)
Douglas E. Ford	2004	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Acting	2003	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
President(1)(7)	2002	$Nil	Nil	Nil	Nil	Nil	nil	Nil
Edward D. Ford	2004	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vice-President,	2003	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Finance(2)(7)	2002	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
M. Glen Kertz(6)	2003	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President	2002	$Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation does not currently have a Chief Executive Officer. Douglas E. Ford as Acting President, acts in the capacity of Chief Executive Officer.

(2)	The Corporation does not currently have a Chief Financial Officer. Edward D. Ford as Vice-President, Finance, acts in the capacity of Chief Financial Officer.

(3)	The aggregate amount of all prerequisites and other personal benefits, securities or property was less than the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(4)	SARs means stock appreciation rights, being a right granted by the Corporation or any of its securities as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s publicly traded securities, being the Common Shares.

(5)	LTIP means long-term incentive plan, being a plan providing compensation intended to motivate performance over a period greater than one (1) financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(6)	Effective July 15, 2004, M. Glen Kertz resigned as President of the Corporation. Accordingly, Douglas E. Ford is the Acting President.

(7)	Dockside Capital Group Inc., a company controlled by Douglas E. Ford and Edward D. Ford was paid $36,000 in management fees and $3,179 in rent during 2002, $4,500 in management fees and $4,500 in rent during 2003 and $6,000 in management fees and $6,000 in rent during 2004.

Long-Term Incentive Plans

The Corporation does not have any plan providing compensation intended to motivate performance over a period greater than one (1) financial year, other than the Incentive Stock Option Plan.

Options and Stock Appreciation Rights

The following table sets forth information regarding the options granted to the Named Executive Officers of the Corporation during the financial year ended March 31, 2004. No SARs have been granted by the Corporation.

●

Market Value of
		% of Total		Securities
		Options/SARs		Underlying
	Securities Under	Granted to	Exercise or Base	Options/SARs on the
	Options/SARs	Employees in	Price	Date of Grant
Name	Granted (#)	Financial Year	($/Security)	($/Security)	Expiration Date
●Nil	Nil●	Nil●	Nil●	Nil●	Nil●

●	●	●	●	●	●

●	●	●	●	●	●

●

●

Details regarding options exercised by the Named Executive Officers of the Corporation during the financial year ended March 31, 2004 and held at the end of such year are set out in the following table.

Unexercised
			Options/SARs at	Value of Unexercised in
			Financial Year End (#)	Money Options/SARs at
	Securities Acquired	Aggregate Value	Exercisable/Unexercisab	Financial Year End ($)
Name	on Exercise (#)	Realized ($)	le	Exercisable/Unexercisable
●Nil	●Nil	●Nil	●Nil / ●Nil	●$Nil / ●$Nil

●	●	●	●●	●●

●	●	●	●●	●●

●
●

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth herein, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Corporation or its subsidiaries, including periodic payments or instalments, in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation and its subsidiaries; any change of control of the Corporation or any of its subsidiaries; or a change in the Named Executive Officer’s responsibilities following a change in control.

COMPENSATION OF DIRECTORS

Directors’ Fees

During the financial year ended March 31, 2004 no compensation was paid by the Corporation to directors for acting as directors. However, directors are entitled to be reimbursed for expenses actually incurred by them in their capacity as director. The Corporation has granted options to purchase Common Shares to directors. Disclosure on compensation, including options, received by directors who are also Named Executive Officers is disclosed under “Compensation of Executive Officers”●

Other Compensation

Other than as described herein, the Corporation did not pay any other compensation to its directors during the financial year ended March 31, 2004.

CORPORATE GOVERNANCE

Audit Committee Charter

The Board has developed a written audit committee charter (the “Charter”). A copy of the

Charter is attached hereto as Schedule “C”.

Composition of the Audit Committee

The audit committee is currently comprised of Edward D. Ford , Gary E. Read and Malcolm E. Rogers, Jr. All members of the audit committee are financially literate and with the exception of Edward D. Ford, whom is the Vice-President, Finance of the Corporation all are independent.

Audit Committee Oversight

At no time since the commencement of the Corporation’s fiscal year ended December 31, 2004 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors.

External Auditor Service Fees

The only audit related fees incurred by the Corporation were $4,815 in audit fees for the fiscal year 2003 and $4,000 in audit fees for the fiscal year 2004.

Exemption

The Corporation is relying upon the exemption contained in section 6.1 of Multilateral Instrument 52-110 — Audit Committees.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and executive officers of the Corporation and ●by companies controlled/owned by directors & officers.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries or to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries since the beginning of the last completed financial year ended March 31, 2004.●

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Corporation’s last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may receive options pursuant to the Incentive Stock Option Plan. See “Particulars of Matters to be Acted Upon — Ratification of amendment to Incentive Stock Option Plan and Ratification of New U.S. Incentive Stock Option Plan”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation or any proposed nominee as a director of the Corporation, or any associate or affiliate of any such person in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Securityholders of the Corporation may contact the Corporation at #208 - 828 Harbourside Drive, North Vancouver, British Columbia, V7P 3R9, Phone: (604) 904-8481 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

GENERAL

All matters referred to herein for approval by the shareholders require a majority of the shareholders voting, in person or by proxy, at the Meeting, except for the matter relating to the change of name and share consolidation, which require a special resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders voting in person or by proxy.

Unless otherwise stated, the information contained herein is given as of the ●15th day of ●March, 2005.